PG
7/12/01

SEC MAIL PROCESSING SECTION JUL 2 0 2001 600 WASH, D.C.

01053783

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Joint Report of Foreign Issuers

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Information furnished as at: July 12, 2001

This Report is a joint Report on Form 6-K filed by Reed International P.L.C. and Elsevier NV

REED INTERNATIONAL P.L.C.
(Registrant)

25 Victoria Street
LONDON
SW1H 0EX
(Address of principal executive office)

ELSEVIER NV
(Registrant)

4 Van de Sande Bakhuyzenstraat
1061 AG Amsterdam
THE NETHERLANDS
(Address of principal executive office)

Indicate by check mark whether the registrants furnish or will furnish annual reports under cover Form 20-F or Form 40-F.

Form 20-F .√... Form 40-F .....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes .... No √

PROCESSED
JUL 24 2001
THOMSON FINANCIAL

Schedule of Information contained in this Report

Notification to the London Stock Exchange concerning the completion of the Harcourt tender offer by Reed Elsevier Inc.

Ref 2001 :RI/ENV:SEC/26

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants have duly caused this Report to be signed on their behalf by the undersigned, thereunto duly authorized.

Reed International P.L.C.
Registrant

....

By: L DIXON

Title: Deputy Secretary

Date: 12 July 2001

Elsevier NV
Registrant

....

By: L DIXON

Title: Authorised Signatory

Date: 12 July 2001

Ref 2001:RI/ENV:SEC/26